TELEPHONE: 212-421-4100
FAX: 212-326-0806
EMAIL: FIRM@PRYORCASHMAN.COM
DIRECT DIAL: (212) 326-0879
EMAIL: SSACKS@PRYORCASHMAN.COM

February 8, 2008

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Filing Desk
Pamela Long, Assistant Director,
Jessica Kane, Staff Attorney
Division of Corporation Finance

	Re:	Shiner International, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 31, 2008
File No. 333-148304

Ladies and Gentlemen:

Our client, Shiner International, Inc., a corporation organized under the laws of the State of Nevada (the “Company”), has filed today with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1/A, originally filed with the Commission on December 21, 2007 (the “Registration Statement”) on Form SB-2, in connection with the registration of the resale of up to 4,470,050 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

This letter provides the Company’s responses to the Staff's comments contained in its letter dated February 5, 2008 concerning the Registration Statement. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Certain responses refer to specific pages without reference to a document; these are references to pages of Amendment No. 2. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the prospectus contained within Amendment No. 2.

Securities and Exchange Commission
February 8, 2008

General

Staff Comment

1.
Please note that the use of Regulation S-B and all forms with an “SB” designation have been discontinued, effective February 4, 2008. If you amend this filing, you must do so on a Form S-1. See Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Response

The Company has revised the Registration Statement to conform it to the transitional rules affecting Small Business Issuers as set forth in Release 333-8876, “Smaller Reporting Regulatory Relief and Simplification,” issued by the Commission on December 19, 2007. Accordingly, Amendment No. 2 is filed on Form S-1/A.

Staff Comment

2.
We note your response to prior comment four. However, it is not clear to us how you determined that equity classification was appropriate for the October 2007 warrants. In this regard, please supplementally tell us how you meet the criteria for equity classification under paragraphs 8 and 12-32 of EITF 00-19.

Response

Paragraph 8 of EITF 00-19 permits equity classification with respect to the following types of contracts:

•	Contracts that require physical settlement or net-share settlement; and

•
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12 through 32 have been met.

The Company believes it meets the eight criteria required for equity classification based on the factors set forth in paragraphs 12 through 32 of EITF 00-19:

i)	The contract permits the Company to settle in unregistered shares.

Section 2(ii) of the Company’s warrants issued in October 2007 (the “October 2007 Warrants”) permit the Company to settle in unregistered shares upon exercise by a holder of the October 2007 Warrants.

ii)
The Company has sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has 75,000,000 shares authorized, of which there are currently 24,650,000 shares of common stock outstanding and an additional 970,050 shares of common stock reserved for the issuance of common stock upon exercise of the October 2007 Warrants. There are no other outstanding equity instruments or instruments convertible into equity. Accordingly, the Company has sufficient authorized and un-issued shares available to settle a full exercise of the October 2007 Warrants.

Securities and Exchange Commission
February 8, 2008

iii)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The October 2007 Warrants are limited to an aggregate of 970,050 shares of common stock to be delivered upon settlement of the warrant, either in a share settlement or in a net-share settlement. The October 2007 Warrants do not contain any provisions that would cause the aggregate number of shares issuable to change other than in connection with customary adjustments as a s result of stock splits, combinations and the like. Additionally, the cashless exercise formula is structured such that the Company will not be required to issue more than an aggregate of 970,050 shares of common stock on exercise using the cashless exercise feature.

iv)	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

The terms of the October 2007 Warrants do not contain specific provisions for cash payments to the holders in the event the Company cannot make certain filings with the Commission.

v)
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

The terms of the October 2007 Warrants do not provide for such cash payments to the holders thereof under the circumstances described in the criteria.

vi)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The terms of the October 2007 Warrants do not require net-cash settlements.

Securities and Exchange Commission
February 8, 2008

vii)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The terms of the October 2007 Warrants do not provide the holders with such rights.

viii)	There is no requirement in the contract to post collateral at any point or for any reason.

The terms of the October 2007 Warrants do not require any party to post collateral for any reason.

Based on the above analysis of EITF 00-19 and the eight requirements for equity classification, we have concluded that the October 2007 Warrant Agreement comply with all of the criteria set forth in paragraphs 12 through 32, and accordingly, should be accounted for as equity on the financial statements on the Company.

Combined Statement of Cash Flows, page F-6

Staff Comment

3.
We note your response to prior comment five and understand that “construction in-process” consists of costs to install machinery and equipment, as well as costs of construction of access roads and work-shop renovations. In this regard, please supplementally explain to us why the amount as of December 31, 2006 is a cash inflow, rather than an outflow.

Response

The construction-in-process was completed and transferred into property and equipment during 2006. The cash flow statement has been revised to net the amounts previously shown for construction-in-process and property and equipment. The Company has also added a supplemental non-cash investing and financing activity section to the bottom of the cash flow statement to show that $1,187,706 of construction-in-process was transferred to property and equipment during 2006.

Financial Statements, page F-l

Note 1 - Organization and Basis of Presentation, pages F-7 and F-24

Organization and Line of Business, pages F-7 and F-24

Securities and Exchange Commission
February 8, 2008

Staff Comment

4.
Please revise your disclosure to indicate that Sino Palace Holdings Limited owned 100% of the outstanding equity interests in Hainan Shiner Industrial Co., Ltd. and Hainan Shiny-day Color Printing Packaging Co., Ltd. prior to the date of the reverse acquisition.

Response

The Company has revised its disclosures on pages F-7 and F-24 of the notes to the financial statements to state that Sino Palace Holdings Limited owned 100% of the outstanding equity of Hainan Shiner Industrial Co., Ltd. and Hainan Shiny-day Color Printing Packaging Co., Ltd. prior to the date of the reverse acquisition.

* * * *

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of Amendment No. 2 be handled on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Thank you for your continuing assistance regarding these filings. Please do not hesitate to contact me at (212) 326-0879 with any further comments or questions you may have.

Sincerely,

/s/ Selig D. Sacks
Selig D. Sacks, Esq.

cc:	Jian Fu, Chief Executive Officer